HYLSAMEX

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
USA
Fax: (202) 942-9624

02055863

02 NOV -5 AM 8:05

October 30, 2002

Re: Hylsamex S.A. de C.V., 12g3-2(b) Number 82-4252

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b)(I)(iii) under the Securities Exchange Act of 1934, I am submitting herewith, on behalf of Hylsamex S.A. de C.V. (82-4252) the following document filed on October 23, 2002 to the Bolsa Mexicana de Valores ("BMV") and the Comisión Nacional Bancaria y de Valores ("CNBV"):

1) Earnings release and complete filing to the Bolsa Mexicana de Valores of Hylsamex, S.A. de C.V. and Subsidiaries for the third quarter of 2002.
2) Earnings release and complete filing to the Bolsa Mexicana de Valores of Hylsa, S.A. de C.V. and Subsidiaries for the third quarter of 2002.

Very truly yours

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

Margarita Gutiérrez
Investor Relations Manager
Hylsamex S.A. de C.V.

EMISNET

Emisora: HYLSA S.A. de C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: Hylsa.ens

Longitud del sobre: 20535 bytes.

Fecha de recepcion: Oct 23 2002 3:25:22:913PM.

Folio de recepcion: 13496.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
pcosific.bmv	1	Sific para pagare y papel comercial

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

MEXICAN STOCK EXCHANGE
SIFIC / PAPEL COMERCIAL

STOCK EXCHANGE CODE: **HYLSA** QUARTER: **3** YEAR: **2002**

HYLSA S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**TOTAL ASSETS**	**24,063,342**	**100**	**26,708,905**	**100**
2	**CURRENT ASSETS**	**3,865,740**	**16**	**3,430,450**	**13**
3	CASH AND SHORT-TERM INVESTMENTS	287,786	1	177,343	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,416,003	6	1,200,900	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	495,304	2	419,272	2
6	INVENTORIES	1,583,172	7	1,510,415	6
7	OTHER CURRENT	83,475	0	122,520	0
8	**LONG-TERM**	**550,318**	**2**	**2,581,498**	**10**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	111,834	0	110,297	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	438,484	2	2,471,201	9
12	**PROPERTY, PLANT AND EQUIPMENT**	**17,685,304**	**73**	**18,343,772**	**69**
13	PROPERTY	795,443	3	816,436	3
14	MACHINERY AND INDUSTRIAL EQUIPMENT (NET)	34,925,907	145	34,775,827	130
15	OTHER EQUIPMENT	194,798	1	194,253	1
16	ACCUMULATED DEPRECIATION	18,297,000	76	17,524,910	66
17	CONSTRUCTION IN PROGRESS	66,156	0	82,166	0
18	**DEFERRED ASSETS (NET)**	**1,670,747**	**7**	**2,061,367**	**8**
19	**OTHER ASSETS**	**291,233**	**1**	**291,818**	**1**
20	**TOTAL LIABILITIES**	**12,448,589**	**100**	**15,534,051**	**100**
21	**CURRENT LIABILITIES**	**1,942,563**	**16**	**4,407,666**	**28**
22	SUPPLIERS	1,090,784	9	859,830	6
23	BANK LOANS	10,765	0	2,275,453	15
24	STOCK MARKET LOANS	0	0	192,832	1
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	841,014	7	1,079,551	7
27	**LONG-TERM LIABILITIES**	**7,755,217**	**62**	**8,964,354**	**58**
28	BANK LOANS	3,979,816	32	3,910,789	25
29	STOCK MARKET LOANS	3,756,938	30	4,912,508	32
30	OTHER LOANS	18,463	0	141,057	1
31	**DEFERRED LOANS**	**2,750,809**	**22**	**2,162,031**	**14**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	***CONSOLIDATED STOCK HOLDERS' EQUITY***	**11,614,753**	**100**	**11,174,854**	**100**
34	**MINORITY INTEREST**	**965,627**	**8**	**1,016,273**	**9**
35	**MAJORITY INTEREST**	**10,649,126**	**92**	**10,158,581**	**91**
36	**CONTRIBUTED CAPITAL**	**13,209,618**	**114**	**9,584,523**	**86**
37	PAID-IN CAPITAL STOCK (NOMINAL)	6,353,877	55	2,051,159	18
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,855,741	59	7,533,364	67
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(2,560,492)**	**(22)**	**574,058**	**5**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(216,322)	(2)	4,030,677	36
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,564,617)	(13)	(3,019,229)	(27)
45	NET INCOME FOR THE YEAR	(779,553)	(7)	(437,390)	(4)

01/01/1999 17:35

MEXICAN STOCK EXCHANGE
SIFIC / PAPEL COMERCIAL

STOCK EXCHANGE CODE: **HYLSA**
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**287,786**	**100**	**177,343**	**100**
46	CASH	67,182	23	5,622	3
47	SHORT-TERM INVESTMENTS	220,604	77	171,721	97
18	**DEFERRED ASSETS (NET)**	**1,670,747**	**100**	**2,061,367**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,556,962	93	1,680,846	82
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	113,785	7	380,521	18
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,942,563**	**100**	**4,407,666**	**100**
52	FOREING CURRENCY LIABILITIES	350,507	18	2,617,019	59
53	MEXICAN PESOS LIABILITIES	1,592,056	82	1,790,647	41
24	**STOCK MARKET LOANS**	**0**	**100**	**192,832**	**100**
54	COMMERCIAL PAPER	0	0	192,832	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**841,014**	**100**	**1,079,551**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	46,532	6	54,208	5
58	OTHER CURRENT LIABILITIES WITHOUT COST	794,482	94	1,025,343	95
27	**LONG-TERM LIABILITIES**	**7,755,217**	**100**	**8,964,354**	**100**
59	FOREING CURRENCY LIABILITIES	7,755,217	100	8,008,409	89
60	MEXICAN PESOS LIABILITIES	0	0	955,945	11
29	**STOCK MARKET LOANS**	**3,756,938**	**100**	**4,912,508**	**100**
61	BONDS	3,050,010	81	4,221,237	86
62	MEDIUM TERM NOTES	706,928	19	691,271	14
30	**OTHER LOANS**	**18,463**	**100**	**141,057**	**100**
63	OTHER LOANS WITH COST	18,463	100	141,057	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,750,809**	**100**	**2,162,031**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,668,171	61	1,239,870	57
67	OTHERS	1,082,638	39	922,161	43
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,564,617)**	**100**	**(3,019,229)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,564,617)	(100)	(3,019,229)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / PAPEL COMERCIAL

STOCK EXCHANGE CODE: **HYLSA**
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	1,923,177	(977,216)
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,082,638	2,162,031
74	EXECUTIVES (*)	156	165
75	EMPLOYERS (*)	1,715	1,779
76	WORKERS (*)	3,221	3,128
77	CIRCULATION SHARES (*)	6,353,876,750	2,051,158,857
78	REPURCHASED SHARES (*)	0	0

01/01/1999 17:35

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / PAPEL COMERCIAL

STOCK EXCHANGE CODE: **HYLSA** QUARTER: 3 YEAR: **2002**
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**7,281,049**	**100**	**6,851,262**	**100**
2	COST OF SALES	6,681,092	92	6,385,666	93
3	**GROSS INCOME**	**599,957**	**8**	**465,596**	**7**
4	OPERATING	486,450	7	497,099	7
5	**OPERATING INCOME**	**113,507**	**2**	**(31,503)**	**0**
6	TOTAL FINANCING COST	1,173,389	16	596,386	9
7	**INCOME AFTER FINANCING COST**	**(1,059,882)**	**(15)**	**(627,889)**	**(9)**
8	OTHER FINANCIAL OPERATIONS	380,941	5	7,446	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(1,440,823)**	**(20)**	**(635,335)**	**(9)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(641,454)	(9)	(204,991)	(3)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(799,369)**	**(11)**	**(430,344)**	**(6)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(799,369)**	**(11)**	**(430,344)**	**(6)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(799,369)**	**(11)**	**(430,344)**	**(6)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(799,369)**	**(11)**	**(430,344)**	**(6)**
19	NET INCOME OF MINORITY INTEREST	(19,816)		7,046	0
20	**NET INCOME OF MAJORITY INTEREST**	**(779,553)**	**(11)**	**(437,390)**	**(6)**

01/01/1999 17:35

MEXICAN STOCK EXCHANGE
SIFIC / PAPEL COMERCIAL

STOCK EXCHANGE CODE: **HYLSA** QUARTER: **3** YEAR: **2002**
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**7,281,049**	**100**	**6,851,262**	**100**
21	DOMESTIC	6,066,005	83	6,053,673	88
22	FOREIGN	1,215,044	17	797,589	12
23	TRANSLATED INTO DOLLARS (***)	123,527	2	78,278	1
6	**TOTAL FINANCING COST**	**1,173,389**	**100**	**596,386**	**100**
24	INTEREST PAID	764,368	65	1,034,235	173
25	EXCHANGE LOSSES	880,976	75	(22,991)	(4)
26	INTEREST EARNED	22,648	2	29,156	5
27	EXCHANGE PROFITS	97,111	8	19,613	3
28	GAIN DUE TO MONETARY POSITION	(352,196)	(30)	(366,089)	(61)
8	**OTHER FINANCIAL OPERATIONS**	**380,941**	**100**	**7,446**	**100**
29	OTHER NET EXPENSES (INCOME) NET	380,941	100	7,446	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(641,454)**	**100**	**(204,991)**	**100**
32	INCOME TAX	(641,454)	(100)	(203,244)	(99)
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	(1,747)	(1)
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

01/01/1999 17:35

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / PAPEL COMERCIAL

STOCK EXCHANGE CODE: **HYLSA** QUARTER: **3** YEAR: **2002**
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED EARNING STATEMENT
OTHER
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	9,222,035	8,958,093
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	9,394,497	9,404,512
39	OPERATION INCOME (**)	7,831	(105,937)
40	NET INCOME OF MAYORITY INTEREST(**)	3,842,217	(631,952)
41	NET CONSOLIDATED INCOME (**)	3,899,182	(641,770)

01/01/1999 17:35

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

s44:

PARTICIPACION EN SUBS -1,908,722

IMPUESTO DIFERIDO -197,590

EXCESO INSUF EN LA ACT DE CAP 541,695

-1,564,617

s61:

PTMOS BURSATILES 3,050,010

r08:

OTRAS OPERACIONES FINANCIERAS 126,404
RVA PARA PERDIDAS EN RESULTADOS DE ASOCIADAS 254,537

380,941

THIRD QUARTER 2002 EARNINGS RELEASE

The information hereby contains 3Q02 figures presented in constant pesos (Ps) as of September 30, 2002, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

* Hylsa sold a total of 685,700 tons during the third quarter of 2002, showing increases of 6% and 19% from the previous and the same quarter of last year, respectively.

* Shipments to the domestic market remained at similar levels than in the previous quarter, but increased 6% from the third quarter of 2001. Higher production levels versus 3Q01 in flat products explain the positive variation.

* Export shipments amounted to 140,800 tons in 3Q02. Additional demand for the Company's value-added products in this quarter allowed an increase in export sales of 44%.

* Revenues in 3Q02 amounted to US$280 million, up 11% and 19% from 2Q02 and 3Q01, respectively. On a per ton basis, this figure grew from the previous quarter, as average selling prices increased 6% to US$387/ton. Against 3Q01, Hylsa experienced relevant price increases, but a change in mix and a decrease in other steel revenue prompted overall revenue per ton in 3Q02 to remain flat.

* Costs of goods sold continued improving, reaching 86.9% of total revenue, compared to the 92.9% recorded last quarter. On a per ton basis, Hylsa posted a 2% decrease quarter-on-quarter, reaching US$355 in 3Q02.

* Hylsa recorded EBITDA of US$47 million, up 49% from the US$31 million obtained during the previous quarter, and 14% higher than in 3Q01. Better demand for the Company's products, complemented by an increase in selling prices, explain the increase versus both comparable quarters.

* On July 22, 2002 Hylsa, successfully completed its restructuring process, in which the majority of its debt was rescheduled.

OVERVIEW

Hylsa's financial performance continued improving during the third quarter of 2002. Cash flow, measured as EBITDA, totaled US$47 million, increasing 49% from the previous quarter and 14% from the same period of last year. The increase from both quarters was achieved through higher sales volumes, better steel prices, and lower variable costs.

In this quarter, the increase in revenue was driven mainly by additional shipments. As the Company has enjoyed a higher demand for its steel products, management decided to increase the utilization rate of Mill #1 at the Flat Products Division. With this additional volume, comprised of commodity-type hot rolled band, Hylsa has

been able to increase its total sales volume to serve both domestic and export markets, while at the same time has rearranged the output from its Continuous Casting Flat Products Mill to focus on the production of value-added flat products. It is worth noting that although exports increased this quarter, Hylsa's average export prices have also been on the rise (up 4% from 2Q02 and 20% from 1Q01). Likewise, domestic prices rose 6% from 2Q02, especially in value-added products.

On July 19, 2002 Hylsa announced the closing of its restructuring agreement. After the restructuring, Hylsa's debt was reduced by 39%. The Company's financial condition improved substantially: net debt to EBITDA –quarterly figures, annualized– ratio improved from 9.4x in 2Q02 to 4.0x in 3Q02, and interest coverage ratio from 1.0x to 2.4x as of September 2002. At the same time, the weighted average life of debt improved from 2.9 years to 5.4 years.

STEEL MARKET

Hylsa sold 685,700 tons during the third quarter of 2002, up 6% from the 649,300 tons recorded in the previous quarter and 19% above the 578,400 tons sold in the same quarter a year ago. An 8% increase in flat products (flat and tubular), aided by a 2% rise in long products, prompted the overall 6% increase in shipments versus 2Q02. The increase from 3Q01 was due to 15% additional sales of flat products and a more relevant increase in long products amounting to 26%.

Shipments to the domestic market continued at high levels, totaling 544,900 tons in 3Q01 as compared to the 551,700 tons sold in 2Q02, but 6% above 3Q01. Against the previous quarter, the slight drop was evident in value-added products, as shipments comprised of hot rolled band and long products increased 3% on average. Likewise, additional demand of commodity products in this quarter drove the increase in sales volume when compared to the same period of 2001. The increase in the sale of commodity flat products obeys to a higher utilization rate of Mill #1 at the Flat Products Division, which ran at 400,000 tons per year during 3Q02, as compared to 260,000 in the previous quarter, and 6,000 in 3Q01.

Export shipments in the quarter amounted to 140,800 tons, recording increases of 44% and 122% over the previous and the same quarter of last year, respectively. Export ratio for the quarter was 20.5%, compared to the 15.0% recorded in 2Q02 and 11.0% in 3Q01. Contrary to the trend exhibited in the domestic market, approximately 50% of the increase in export shipments from 2Q02 and 3Q01 comprised value-added products. This increase is explained by a higher commodity output fro Mill#1 that allowed the Flat Products Division to enrich the production mix at its Continuous Casting Mill (Mill #2) to serve additional demand for value-added ultra-thin hot band from Hylsa's international customers.

Cumulatively, Hylsa sold 1,924,900 tons in 2002, up 21% from the 1,592,400 tons sold in the period January-September 2001. According to preliminary data from CANACERO for the period January-August 2002, domestic demand for finished products has increased 10% with respect to the same period last year. Hylsa's shipments to the domestic market amounted to 1,628,100 tons during the first nine months of 2002, rising 14%, from 2001 due to increases experienced across the board. On the other hand, additional demand for steel products in international markets, especially for value-added products, prompted an increase in the Company's export

shipments. Cumulatively, export sales totaled 296,800 tons in 2002, representing an increase of 79% over the same period last year.

REVENUE

Hylsa's revenue for the third quarter of 2002 amounted to Ps.2,788 million (US$280 million), up 14% from the Ps.2,435 million (US$252 million) recorded in 2Q02 and 21% above the Ps.2,308 million (US$237 million) obtained in the same quarter of last year. The increase in revenue generation from the previous quarter was accomplished with 6% additional shipments and a 8% improvement in revenue per ton measured in pesos (Ps.3,751 in 2Q02 vs. 4,067 in 3Q02) due to better prices across the board. Against the same quarter of 2001, the boost in revenues was mostly achieved through the 19% growth in sales volume, given that revenue per ton in constant pesos, on average, grew only 2% (Ps.3,991 in 3Q01, vs. Ps.4,067 in 3Q02) due to changes in mix despite relevant increases in flat products.

Export revenue in 3Q02 amounted to US$59 million, up 47% from the US$40 million obtained in the previous quarter and also 123% above the US$27 million recorded in 3Q02. Value-added sales represented 61% of export revenues in this quarter, similar to the 61% achieved in the previous quarter and lower than the 77% posted in the same period of the previous year.

In dollars, revenue per ton increased 5%, from US$389/ton in 2Q02 to US$409/ton in 3Q02. In this comparison, weighted average prices rose 6% or US$22/ton –from US$365/ton in the previous quarter to US$387/ton in this quarter– with average domestic and export prices increasing 6% and 4%, respectively, while the contribution from other steel-related revenue decreased 9%. Year-over year, revenue per ton remained flat due to a US$13/ton decrease in other steel-related revenue, given that average prices increased 3%, with relevant price improvements in all flat products categories.

Cumulative sales revenue in 2002 amounted to Ps.7,281 million (US$752 million), increasing 6% from the Ps.6,851 million (US$687 million) recorded in the same period of 2001. The growth in revenue resulting from the 21% increase in shipments was mostly offset by a 41% decrease in other-steel related revenue. Value-added sales in the revenue mix amounted to 47% in the nine months ended September, similar to that obtained in the same period of 2002. Dollar revenue per ton for the period January-September 2002 reached US$391/ton, down 9% from the US$431/ton recorded in 2001. Average prices receded 4%, with decreases in domestic as well as in export prices. Part of this decrease was due to a higher availability of commodity products so far this year, although sold at higher prices.

COST OF GOODS SOLD

Cost of goods sold in 3Q02 amounted to Ps.2,423 million (US$244 million), increasing 7% from the Ps.2,263 million (US$235 million) posted in the previous quarter and 20% above the Ps.2,016 million (US$206 million) accounted for in the same quarter of last year. The quarterly cost differential was mostly attributed to the rise in sales volume. Recalling that in 3Q01 management decided to unwind a natural gas hedge generating profit of Ps.193 million (US$20 million) and applying

it as an extraordinary cost reduction item, the year-over-year variation in cost of goods sold amounts to 10%.

On a per ton basis, cost in dollars amounted to US$355, US$6/ton or 2% less than the US$362 recorded in 2Q02. In this comparison, Hylsa benefited from a 5% reduction in fixed costs per ton due to a better spreading resulting from a higher level of shipments, while variable costs remained similar. In same quarter of 2001, COGS per ton amounted to US$357/ton including the extraordinary cost reduction item equivalent to US$34/ton. Without taking into account the latter item, COGS in 3Q01 would have resulted in a per ton figure of US$391, implying that the drop in cost in this quarter versus a year ago was US$36/ton, composed by a US$19/ton reduction in variable costs plus a US$17/ton decrease in fixed costs per ton due to higher sales volume on this quarter.

ENERGY: Natural gas prices in the south of Texas, used as a reference, decreased 6% during 3Q02, and Hylsa's average gas cost declined 3% quarter-on-quarter. Approximately 56% of natural gas consumption during the period was tied to the fixed contract with Pemex (US$4.00/MMBTu), while the rest was bought in the spot market. Aside from the Pemex contract, the Company has hedged the remainder of its gas requirements for the period September-December 2002 at US$3.06/MMBTu. With respect to electricity, a 7% increase was observed during the quarter mainly due to higher fossil fuel prices following an increase in oil prices.

METALLIC CHARGE: The weighted average cost of the metallic charge in 3Q02 increased 2% from the previous quarter and 5% from 3Q02. The viability of Direct Reduced Iron relies not only in the cost of natural gas, but in the price of alternate metallic inputs. As depicted in the graph above, steel scrap prices have increased following international steel prices, and DRI has shown a less volatile behavior, thus increasing the competitiveness of in-house produced raw materials. The metallic charge for the period included 58% of DRI and 1% of both HBI and pig iron, while the rest comprised steel scrap whether domestic, imported of internally generated.

As of September 30, 2002, cost of goods sold amounted to Ps.6,681 million (US$691 million), up 5% from the Ps.6,386 million (US$639 million) obtained in the same period of last year. In dollars, variable costs increased only 3% from 9M01 despite the 21% growth in sales volume, mainly due to lower variable input costs on average and to management's continuous cost-cutting strategies. On the other hand, fixed costs increased throughout the period as a result of the restart of Las Encinas mining complex and to a higher activity at the Flat Products Division. COGS per ton, in dollars, amounted to US$359, 11% less than the US$402 recorded in the first nine months of 2001. Out of the US$42/ton decrease, US$38/ton was due to lower average production input costs and US$16 to a better spreading of fixed costs. The extraordinary cost reduction item amounted to US$12/ton.

OPERATING EXPENSES

Operating expenses for the third quarter of 2002 totaled Ps.170 million (US$17 million), 8% above the Ps.158 million (US$16 million) obtained in the previous quarter and also 4% higher than the Ps.164 million (US$17 million) obtained in the same period of 2001. The operating expenses-to-sales ratio in 3Q02 was 6.1%, lower

than the 6.5% and the 7.1% registered in 2Q02 and in 3Q01, respectively.

For the period ended September 30, 2002, SG&A amounted to Ps.486 million (US$50 million), down 2% from the Ps.497 million (US$50 million) recorded in the same period of 2001. As in the quarterly comparison, the increase in SG&A was due to the 21% increase in shipments and the associated rise in freight expenses. Operating expenses-to-sales ratio in 9M02 was 6.7%, lower than the 7.3% obtained last year.

Operating Cash Flow

EBITDA in the quarter amounted to Ps.463 million (US$47 million), increasing 53% from the Ps.303 million (US$31 million) accounted for in the previous quarter, and also 16% above the Ps.399 million (US$41 million) recorded in 3Q01. The increase in volume sold during 3Q02, complemented by lower costs per ton and higher steel prices, led to the increase versus the previous quarter. On the other hand, the increase versus the same quarter of last year was due to an increase in shipments and a reduction in cost of goods sold and better average prices regardless of a change in mix. EBITDA margin in 3Q02 was 16.6%, rising from the 12.4% obtained in 2Q02, and from the 17.3% recorded in the same period of 2001 (8.9% without the extraordinary cost reduction item in 3Q01). It is worth noting that the EBITDA margin in this quarter is the highest in the past eight quarters.

Up to date, operating cash flow amounts to Ps.945 million (US$97 million), 17% above the EBITDA of Ps.807 million (US$81 million, out of which US$20 million were proceeds from the unwinding of the natural gas hedge) recorded as of September 2001. The EBITDA margin grew from 11.9% (9.0% without the aforementioned extraordinary cost reduction), to 12.9% in 9M02.

COMPREHENSIVE FINANCIAL RESULT

The comprehensive financial result in the third quarter of 2002 was a net loss of Ps.143 million (US$14 million), compared to the net loss of Ps.1,069 million (US$111 million) obtained during the previous quarter and the loss of Ps.643 million (US$66 million) registered in 3Q01. Financial losses in this quarter resulted from the 2.1% depreciation of the Peso that generated foreign exchange losses that, coupled with the financial expenses for the period, led to a net financial cost.

In 9M02, Hylsa registered a net financial cost of Ps.1,173 million, (US$121 million), compared to the financial cost of Ps.596 million (US$60 million) obtained in the same period of 2001. The difference between both periods related mainly to the peso valuation, which went from a 0.5% average appreciation in 9M01 to a depreciation of 11.2% in 9M02.

CONSOLIDATED NET EARNINGS

Consolidated net result in the third quarter of 2002 amounted to a gain of Ps.43 million (US$4 million) compared to the Ps.680 million (US$71 million) net loss recorded in the previous quarter and the Ps.348 million (US$35 million) loss obtained in the same quarter last year. The accumulated consolidated net result

for the nine months ended September 30, 2002 amounted to a loss of Ps.799 million (US$84 million), compared to the net loss of Ps.430 million (US$43 million) recorded in the comparable period of 2001. The majority of the negative difference was observed at the comprehensive financial result given the depreciation that the Peso exhibited during 9M02.

Following parent Hylsamex's criteria with respect to its investment in Amazonia, Hylsa is recording a favorable adjustment of Ps.67 million (US$6 million) in a reserve for loss in investments in associated companies, created in December 2001 and modified during 1Q02. The value of Hylsa's investment in Amazonia amounted to Ps.359 million (US$35 million) at September 30, 2002.

NET DEBT

Hylsa recorded a net debt of US$740 million as of September 30, 2002, US$438 million below the US$1,178 million posted as of June 30 this year, before the completion of Hylsa's restructuring process was agreed. The table below depicts the movement of debt in millions of dollars.

DEBT OUTSTANDING AS OF JUNE 30, 2002	1,197
Effects of Restructuring	-465
EBITDA Generation	-47
Working Capital Requirement	12
Interest Payment	49
Taxes	4
Capital Expenditures	7
Change in Cash	9
Other	2
DEBT OUTSTANDING AS OF SEPTEMBER 30, 2002	768
Less Cash Balance	28
NET DEBT AS OF SEPTEMBER 30, 2002	740

EFFECTS OF RESTRUCTURING. The net effect on Hylsa's balance sheet after the restructuring was a debt reduction of US$465 million mainly due to the following:
* US$82 million of capitalized loans with Alfa–including interests– generated in 2001 and early 2002.
* US$160 million of Hylsa's bank debt, purchased by Alfa at a discount.
* US$25 million liquidity facility provided by Alfa
* US$186 million of Hylsa's bank debt accounted for as "Facility B", assumed by Hylsamex.

WORKING CAPITAL. The increase was evident in inventories. Prior to the closing of the restructuring, inventories were kept at low levels due to constraints in liquidity. Lately, the Company has been replenishing inventories due to an increase in production activity. A maintenance shutdown was programmed for one the Direct Reduction Facilities in Monterrey (3M DRI plant) in October that will last 21 days. Accordingly, the Company increased the level of raw material inventories, particularly scrap, in order to sustain production rates at its facilities.
Interest. Total interest payment this quarter of US$49 million includes a single payment of US$37 million paid upon closing of its restructuring.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LIQUIDITY

Hylsa ended the third quarter of 2002 with a cash balance of US$28 million compared to the US$19 million recorded as of June 2002. The US$25 million liquidity facility provided by Alfa, as stated in Hylsa's restructuring contract, was fully drawn as of July 26, 2002, when Hylsa paid accrued and unpaid interest of both bank debt and Bonds. As of September 30, 2000, the Company had used US$26 million out of the US$40 million 30-month revolving facility provided by the banks participating in its restructuring.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSA FECHA: 30/10/200: 17:36

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSA S.A. DE C.V. Y SUBSIDIARIAS
DO MICILIO:	AVE MUNICH 101
COLONIA:	COL. CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 88 65 28 28
FAX:	01 81 88 65 12 10
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL850731H2A
DOMICILIO	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 88 65 12 02
FAX:	01 81 88 65 12 10

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 17 01
FAX:	01 81 8865 21 21
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSA FECHA: 30/10/200: 17:36

TELEFONO:	01 81 8865 17 01
FAX:	01 81 8865 21 21
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 17 03
FAX:	01 81 8865 21 25
E-MAIL:	eortiz@hylsamexcom.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 12 02
FAX:	01 81 8865 12 10
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 12 36
FAX:	01 81 8865 12 10
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 13 18
FAX:	01 81 8865 13 10
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC CARLOS JIMENEZ BARRERA
DOMICILIO:	AVE GOMEZ MORIN 1111

CLAVE DE COTIZACION: HYLSA FECHA: 30/10/200: 17:36

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 12 63
FAX:	01 81 8748 25 10
E-MAIL:	cjimenez@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	N/A
NOMBRE:	N/A N/A N/A N/A
DOMICILIO:	N/A
COLONIA:	N/A
C. POSTAL:	N/A
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	N/A
FAX:	N/A
E-MAIL:	N/A

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 12 24
FAX:	01 81 8331 18 85
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 12 02
FAX:	01 81 8865 12 10
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 12 02
FAX:	01 81 8865 12 10
E-MAIL:	ggonzale@hylsamex.com.mx

CLAVE DE COTIZACION: HYLSA **FECHA : 30/10/2002** 17:36
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

CONSEJO DE ADMINISTRACION

SERIE **DEUDA**

CARGO **PRESIDENTE**

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : LIC. FELIPE GARZA MEDINA

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : C.P. ERNESTO ORTIZ LAMBRETON

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : ING. REGULO SALINAS GARZA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : C.P. CARLOS ARREOLA ENRIQUEZ

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : C.P. RODOLFO SANDOVAL GARCIA

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : LIC. CARLOS JIMENEZ BARRERA

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 20/03/2002 AL : 20/03/2003
NOMBRE : LIC. JORGE ALEJANDRO TREVIÑO GARZA

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: Hylsamex.ens

Longitud del sobre: 28429 bytes.

Fecha de recepcion: Oct 23 2002 12:34:45:263PM.

Folio de recepcion: 13478.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **3** Year: **2002**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**28,564,200**	**100**	**29,181,444**	**100**
2	**CURRENT ASSETS**	**5,886,592**	**21**	**4,745,516**	**16**
3	CASH AND SHORT-TERM INVESTMENTS	742,689	3	529,292	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,066,137	7	1,436,550	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	684,942	2	570,022	2
6	INVENTORIES	2,392,824	8	2,209,652	8
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**596,510**	**2**	**1,295,143**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	516,827	2	1,203,806	4
11	OTHER INVESTMENTS	79,683	0	91,337	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**19,762,850**	**69**	**20,473,067**	**70**
13	PROPERTY	1,078,783	4	1,102,571	4
14	MACHINERY AND INDUSTRIAL	37,496,315	131	37,571,297	129
15	OTHER EQUIPMENT	194,984	1	194,253	1
16	ACCUMULATED DEPRECIATION	19,130,157	67	18,535,450	64
17	CONSTRUCTION IN PROGRESS	122,925	0	140,396	0
18	**DEFERRED ASSETS (NET)**	**2,318,248**	**8**	**2,667,718**	**9**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,435,048**	**100**	**18,309,029**	**100**
21	**CURRENT LIABILITIES**	**2,524,361**	**14**	**6,058,260**	**33**
22	SUPPLIERS	1,405,589	8	1,109,460	6
23	BANK LOANS	68,141	0	3,566,941	19
24	STOCK MARKET LOANS	0	0	192,832	1
25	TAXES TO BE PAID	91,546	1	102,970	1
26	OTHER CURRENT LIABILITIES	959,085	6	1,086,057	6
27	**LONG-TERM LIABILITIES**	**11,458,448**	**66**	**9,402,766**	**51**
28	BANK LOANS	7,490,220	43	4,488,952	25
29	STOCK MARKET LOANS	3,756,938	22	4,912,508	27
30	OTHER LOANS	211,290	1	1,306	0
31	**DEFERRED LOANS**	**3,452,239**	**20**	**2,848,003**	**16**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,129,152**	**100**	**10,872,415**	**100**
34	**MINORITY INTEREST**	**1,923,133**	**17**	**1,975,609**	**18**
35	**MAJORITY INTEREST**	**9,206,019**	**83**	**8,896,806**	**82**
36	**CONTRIBUTED CAPITAL**	**5,553,330**	**50**	**2,945,728**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	4,975,129	45	2,393,924	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	578,201	5	551,804	5
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,652,689**	**33**	**5,951,078**	**55**
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,166,005	82	8,066,599	74
43	REPURCHASE FUND OF SHARES	101,736	1	997,017	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(4,872,915)	(44)	(2,412,802)	(22)
45	NET INCOME FOR THE YEAR	(742,137)	(7)	(699,736)	(6)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: 3 YEAR: 2002

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**742,689**	**100**	**529,292**	**100**
46	CASH	148,541	20	64,229	12
47	SHORT-TERM INVESTMENTS	594,148	80	465,063	88
18	**DEFERRED ASSETS (NET)**	**2,318,248**	**100**	**2,667,718**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,639,418	71	1,776,717	67
49	GOODWILL	(12,188)	(1)	22,612	1
50	DEFERRED TAXES	399,368	17	576,193	22
51	OTHERS	291,650	13	292,196	11
21	**CURRENT LIABILITIES**	**2,524,361**	**100**	**6,058,260**	**100**
52	FOREING CURRENCY LIABILITIES	484,606	19	3,597,466	59
53	MEXICAN PESOS LIABILITIES	2,039,755	81	2,460,794	41
24	**STOCK MARKET LOANS**	**0**	**100**	**192,832**	**100**
54	COMMERCIAL PAPER	0	0	192,832	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**959,085**	**100**	**1,086,057**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	47,032	5	70,401	6
58	OTHER CURRENT LIABILITIES WITHOUT COST	912,053	95	1,015,656	94
27	**LONG-TERM LIABILITIES**	**11,458,448**	**100**	**9,402,766**	**100**
59	FOREING CURRENCY LIABILITIES	11,458,448	100	8,432,013	90
60	MEXICAN PESOS LIABILITIES	0	0	970,753	10
29	**STOCK MARKET LOANS**	**3,756,938**	**100**	**4,912,508**	**100**
61	BONDS	3,050,010	81	4,221,237	86
62	MEDIUM TERM NOTES	706,928	19	691,271	14
30	**OTHER LOANS**	**211,290**	**100**	**1,306**	**100**
63	OTHER LOANS WITH COST	211,290	100	1,306	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**3,452,239**	**100**	**2,848,003**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	2,316,247	67	1,877,966	66
67	OTHERS	1,135,992	33	970,037	34
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(4,872,915)**	**100**	**(2,412,802)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,872,915)	(100)	(2,412,802)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,362,231	(1,312,744)
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,135,992	970,037
74	EXECUTIVES (*)	197	205
75	EMPLOYERS (*)	2,594	2,615
76	WORKERS (*)	4,393	4,309
77	CIRCULATION SHARES (*)	506,340,463	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**9,728,331**	**100**	**9,045,387**	**100**
2	COST OF SALES	8,390,662	86	7,955,914	88
3	**GROSS INCOME**	**1,337,669**	**14**	**1,089,473**	**12**
4	OPERATING	839,994	9	803,152	9
5	**OPERATING INCOME**	**497,675**	**5**	**286,321**	**3**
6	TOTAL FINANCING COST	1,342,070	14	650,147	7
7	**INCOME AFTER FINANCING COST**	**(844,395)**	**(9)**	**(363,826)**	**(4)**
8	OTHER FINANCIAL OPERATIONS	166,595	2	242,122	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(1,010,990)**	**(10)**	**(605,948)**	**(7)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(642,024)	(7)	(133,114)	(1)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(368,966)**	**(4)**	**(472,834)**	**(5)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(368,641)	(4)	(216,866)	(2)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(737,607)**	**(8)**	**(689,700)**	**(8)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(737,607)**	**(8)**	**(689,700)**	**(8)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(737,607)**	**(8)**	**(689,700)**	**(8)**
19	NET INCOME OF MINORITY INTEREST	4,530	0	10,036	0
20	**NET INCOME OF MAJORITY INTEREST**	**(742,137)**	**(8)**	**(699,736)**	**(8)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**9,728,331**	**100**	**9,045,387**	**100**
21	DOMESTIC	7,804,454	80	7,721,697	85
22	FOREIGN	1,923,877	20	1,323,690	15
23	TRANSLATED INTO DOLLARS (***)	179,396	2	126,832	1
6	**TOTAL FINANCING COST**	**1,342,070**	**100**	**650,147**	**100**
24	INTEREST PAID	897,596	67	1,193,426	184
25	EXCHANGE LOSSES	1,120,538	83	(13,556)	(2)
26	INTEREST EARNED	80,946	6	86,626	13
27	EXCHANGE PROFITS	164,526	12	22,245	3
28	GAIN DUE TO MONETARY POSITION	(430,592)	(32)	(420,852)	(65)
8	**OTHER FINANCIAL OPERATIONS**	**166,595**	**100**	**242,122**	**100**
29	OTHER NET EXPENSES (INCOME) NET	166,595	100	242,122	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(642,024)**	**100**	**(133,114)**	**100**
32	INCOME TAX	(659,187)	(103)	(136,106)	(102)
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	17,163	3	2,992	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: 3 YEAR 2002
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	11,446,175	9,045,388
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	12,666,739	12,462,723
39	OPERATION INCOME (**)	487,646	361,476
40	NET INCOME OF MAYORITY INTEREST(**)	2,340,338	(739,262)
41	NET CONSOLIDATED INCOME (**)	2,341,701	(745,822)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(737,607)**	**(689,700)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	635,607	1,201,069
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(102,000)**	**511,369**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,232,525)	719,517
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,334,525)**	**1,230,886**
6	CASH FLOW FROM EXTERNAL FINANCING	(700,543)	(1,750,835)
7	CASH FLOW FROM INTERNAL FINANCING	2,577,392	(90,160)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,876,849**	**(1,840,995)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(178,661)**	**(241,940)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	363,663	(852,049)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	379,026	1,381,341
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	742,689	529,292

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**635,607**	**1,201,069**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	921,786	915,450
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	129,640	136,741
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(415,819)	148,878
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,232,525)**	**719,517**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(249,697)	(32,747)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(404,747)	575,596
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(392,992)	(63,714)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	280,310	(63,160)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(465,399)	303,542
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(700,543)**	**(1,750,835)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	33,911	252,727
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	9,546,875	26,390
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	215,780	128,314
27	(-) BANK FINANCING AMORTIZATION	(7,979,048)	(1,474,411)
28	(-) STOCK MARKET AMORTIZATION	(2,514,606)	(550,402)
29	(-) OTHER FINANCING AMORTIZATION	(3,455)	(133,453)
7	**CASH FLOW FROM INTERNAL FINANCING**	**2,577,392**	**(90,160)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	2,577,392	(90,160)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(178,661)**	**(241,940)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	86
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(102,115)	(163,458)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(76,546)	(78,568)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(7.58)	%	(7.62)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	25.42	%	(8.31)	%
3	NET INCOME TO TOTAL ASSETS (**)	8.20	%	(2.56)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(58.38)	%	(61.02)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.44	times	0.43	times
7	NET SALES TO FIXED ASSETS (**)	0.64	times	0.61	times
8	INVENTORIES ROTATION (**)	4.62	times	4.99	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	37	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.19	%	10.62	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.04	%	62.74	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.57	times	1.68	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	68.50	%	65.70	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	57.98	%	45.93	%
15	OPERATING INCOME TO INTEREST PAID	0.55	times	0.24	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.73	times	0.68	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.33	times	0.78	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.38	times	0.42	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.34	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	29.42	%	8.74	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(1.05)	%	5.65	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(12.67)	%	7.95	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.49)	times	1.03	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(37.33)	%	95.10	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	137.33	%	4.90	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	57.16	%	67.56	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**

HYLSAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 4.62	$ (3.03)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 4.62	$ (3.03)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 18.18	$ 36.50
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.38 times	0.11 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	1.49 times	(1.30) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (7,396,411)
IMPUESTO DIFERIDO EN CAPITAL	90,005
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,433,493
TOTAL	$ (4,872,915)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

THIRD QUARTER 2002 EARNINGS RELEASE

The information hereby contains 3Q02 figures presented in constant pesos (Ps) as of September 30, 2002, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

* Hylsamex sold a total of 745,200 tons during the third quarter of 2002, showing increases of 6% from the previous quarter and 21% over the same quarter of last year.

* Shipments to the domestic market remained at similar levels to the previous quarter, but increased 8% from the third quarter of 2001. Higher production versus 3Q01 in flat products explains the positive variation.

* Export shipments amounted to 182,500 tons in 3Q02. Additional demand for the Company's value-added products in this quarter allowed an increase in export sales of 39%.

* Revenues in 3Q02 amounted to US$370 million, up 7% and 17% from 2Q02 and 3Q01, respectively. On a per ton basis, this figure grew from the previous quarter, as average selling prices increased 3% to US$456/ton. Against 3Q01, Hylsamex experienced relevant price increases, but changes in mix and lower other steel revenue prompted overall revenue per ton in 3Q02 to remain flat.

* Costs of goods sold continued improving, reaching 82.7% of total revenue, compared to the 86.3% recorded last quarter. On a per ton basis, Hylsamex posted a 3% quarter-on-quarter decrease, reaching US$410 in 3Q02.

* Hylsamex recorded EBITDA of US$64 million, up 25% from the US$52 million obtained during the previous quarter, and 18% higher than in 3Q01. Improved demand for the Company's products, complemented by an increase in selling prices, explains the increase versus both comparable quarters.

* On July 22, 2002 Hylsa, Hylsamex's largest subsidiary, successfully completed its restructuring process, in which the majority of its debt was restructured.

* Sidor's EBITDA for the period January to September 2002 amounted to US$99 million, increasing 37% from 9M01.

OVERVIEW

Hylsamex's financial performance continued improving during the third quarter of 2002. Cash flow, measured as EBITDA, totaled US$64 million, increasing 25% from the previous quarter and 18% from the same period of last year. The increase over both quarters was achieved through higher sales volumes, better steel prices, and lower variable costs.

In this quarter, the increase in revenue was driven mainly by additional shipments. Management decided to take advantage of the higher demand for its

steel products to increase the utilization rate of Mill #1 at Hylsa's Flat Products Division. With this additional volume, comprised of commodity-type hot rolled band, Hylsamex has been able to increase its total sales volume to serve both domestic and export markets, while at the same time has redirected the output of its Continuous Casting Flat Products Mill to focus on the production of value-added flat products. It is worth noting that although exports increased this quarter, Hylsamex's average export prices have also been on the rise (up 4% from 2Q02 and 9% from 1Q01). Likewise, domestic prices rose 3% from 2Q02, especially in value-added products.

On July 19, 2002 Hylsamex announced the closing of the restructuring agreement at its subsidiary Hylsa. After the restructuring, Hylsamex's consolidated debt was reduced by 20%, while Hylsa's standalone debt was reduced by 39%. In addition, Galvak obtained new credit facilities totaling US$150 million; which in part were used to refinance US$110 million of preexisting debt with the remainder being used to fund a capacity expansion program comprising all product lines that will be carried out during the next 2 years. All-in-all, Hylsamex's financial condition improved substantially: net debt to EBITDA –quarterly figures, annualized– ratio improved from 6.3x in 2Q02 to 4.2x in 3Q02, and interest coverage ratio from 1.6x to 2.6x as of September 2002. The interest coverage measured by EBITDA to cash interest expense, net (without PIK debt) reached 3.1x. At the same time, the weighted average life of debt improved from 2.8 years to 5.5 years.

STEEL MARKET

Hylsamex sold 745,200 tons during the third quarter of 2002, up 6% from the 702,900 tons recorded in the previous quarter and 21% above the 615,600 tons sold in the same quarter a year ago. An 8% increase in flat products (flat, tubular and coated), aided by a 2% rise in long products, prompted the overall 6% increase in shipments versus 2Q02. The increase from 3Q01 was due to 19% more sales of flat products and the sizable increase in long products amounting to 26%.

Shipments to the domestic market continued at high levels, totaling 562,600 tons in 3Q01 as compared to the 571,200 tons sold in 2Q02, but 8% above 3Q01. Against the previous quarter, the slight drop was evident in value-added products, as shipments comprised of hot rolled band and long products increased 3% on average. Likewise, additional demand for commodity products this past quarter drove the increase in sales volume when compared to the same period of 2001. The increase in the sale of commodity flat products resulted from the higher utilization at Mill #1 of the Flat Products Division, which ran at a rate of roughly 400,000 tons per year during 3Q02, as compared to 260,000 in the previous quarter, and 6,000 in 3Q01.

Export shipments for the quarter amounted to 182,500 tons, recording increases of 39% and 92% over the previous and the same quarter of last year, respectively. The export ratio for the quarter was 24.5%, compared to the 18.7% recorded in 2Q02 and 15.4% in 3Q01. Contrary to the trend exhibited in the domestic market, approximately 60% of the increase in export shipments over 2Q02 consisted of value-added products. The increase resulted from the shift to higher commodity output from Mill#1 that allowed for a higher value product mix at its Continuous Casting Mill (Mill #2). This permitted the

company to serve the added demand for value-added ultra-thin hot band from Hylsamex's international customers. In the comparison to 3Q01, one half of the variation in shipments consisted of value-added products.

Cumulatively, Hylsamex sold 2,071,400 tons in 2002, up 20% from the 1,727,800 tons sold in the period January-September 2001. According to preliminary data from CANACERO for the period January-August 2002, domestic demand for finished products has increased 10% with respect to the same period last year. Hylsamex's shipments to the domestic market amounted to 1,668,200 tons in the first nine months of 2002, rising 13%, from 2001 due to increases experienced across the board. On the other hand, additional demand for steel products in international markets, especially for value-added products, prompted an increase in the Company's export shipments. Cumulatively, export sales totaled 403,200 tons in 2002, representing an increase of 61% over the same period last year.

REVENUE

Hylsamex's revenue for the third quarter of 2002 amounted to Ps.3,678 million (US$370 million), up 11% from the Ps.3,327 million (US$345 million) recorded in 2Q02 and 19% above the Ps.3,079 million (US$316 million) obtained in the same quarter of last year. The increase in revenue generation from the previous quarter was accomplished through 6% additional shipments and a 4% improvement in revenue per ton measured in pesos (Ps.4,733 in 2Q02 vs. 4,936 in 3Q02) due to better prices across the board. Against the same quarter of 2001, the boost in revenues was completely achieved through the 21% growth in sales volume, given that revenue per ton in constant pesos was still 1% below (Ps.5,002 in 3Q01, vs. Ps.4,936 in 3Q02) due to changes in mix despite relevant increases in flat products.

Export revenue in 3Q02 amounted to US$89 million, up 41% from the US$63 million obtained in the previous quarter and also 90% above the US$47 million recorded in 3Q02. Value-added sales represented 74% of export revenues in this quarter, compared to the 75% achieved in the previous quarter and the 87% posted in the same period of the previous year.

In dollars, revenue per ton was constrained by the 2.1% depreciation of the peso over the quarter. As a result, this figure increased only 1%, from US$491/ton in 2Q02 to US$496/ton in 3Q02. In this comparison, weighted average prices rose 3% or US$13/ton –from US$443/ton in the previous quarter to US$456/ton in this quarter– with average domestic and export prices increasing 3% and 4%, respectively, while other steel-related revenue decreased 15% or US$7/ton. Year-over-year, revenue per ton declined 8% as a result of a US$17/ton decrease in steel-related revenue, given that average prices remained similar although with relevant price improvements in all flat products categories.

Cumulative sales revenue in 2002 amounted to Ps.9,728 million (US$1,005 million), increasing 8% from the Ps.9,045 million (US$907 million) recorded in the same period of 2001. The growth in revenue resulting from the 20% increase in shipments was in part offset by a 13% decrease in other-steel related revenue. Notwithstanding, value-added products in the revenue mix improved from 62% in the nine months ended September 2001 to 64% in the same

period of 2002. Dollar revenue per ton for the period January-September 2002 reached US$485/ton, down 8% from the US$525/ton recorded in 2001. Average prices receded 5%, with decreases in domestic as well as in export prices. Part of this decrease was due to a higher availability of commodity products so far this year, although sold at higher prices.

COST OF GOODS SOLD

Cost of goods sold in 3Q02 amounted to Ps.3,042 million (US$306 million), increasing 6% from the Ps.2,867 million (US$297 million) posted in the previous quarter and 19% above the Ps.2,559 million (US$262 million) accounted for in the same quarter of last year. The quarterly cost differential was mostly attributed to the rise in sales volume. Recalling that in 3Q01 management decided to unwind a natural gas hedge generating profit of Ps.193 million (US$20 million) and applying it as an extraordinary cost reduction item, the year-over-year variation in cost of goods sold amounts to 11%.

On a per ton basis, cost in dollars amounted to US$410, US$13/ton or 3% lower than the US$423 recorded in 2Q02. In this comparison, Hylsamex benefited from a 2% decrease in variable costs per ton due to higher cost efficiency and a 6% reduction in fixed costs per ton due to a better spread across the higher level of shipments. In same quarter of 2001, COGS per ton amounted to US$426/ton including the extraordinary cost reduction item equivalent to US$32/ton. Without taking into account the latter item, COGS in 3Q01 would have resulted in a per ton figure of US$458, implying that the drop in costs in this quarter versus a year ago was US$48/ton, comprised of a US$27/ton decrease in variable costs and a US$21/ton drop in fixed costs per ton partly due to a higher sales volume this quarter.

ENERGY: Natural gas prices in the south of Texas, used as a reference, decreased 6% during 3Q02, and Hylsamex's average gas cost declined 3% quarter-on-quarter. Approximately 56% of natural gas consumption during the period was tied to the fixed contract with Pemex (US$4.00/MMBTu, south of Texas), while the rest was bought in the spot market. Aside from the Pemex contract, the Company has hedged the remainder of its gas requirements for the period September-December 2002 at US$3.06/MMBTu, Texas prices. With respect to electricity, a 7% increase was observed during the quarter mainly due to higher fossil fuel prices following an increase in oil prices.

METALLIC CHARGE: The weighted average cost of the metallic charge in 3Q02 increased 2% from the previous quarter and 5% from 3Q01. The viability of Direct Reduced Iron (DRI) relies not only on the cost of natural gas, but also on the price of alternate metallic inputs. As depicted in the graph above, steel scrap prices have increased following international steel prices, and DRI has shown a less volatile behavior, thus increasing the competitiveness of in-house produced DRI. The metallic charge for the period included 58% DRI and 1% of both HBI and pig iron, while the rest consisted of steel scrap whether domestic, imported or internally generated.

As of September 30, 2002, cost of goods sold amounted to Ps.8,390 million (US$868 million), up 5% from the Ps.7,956 million (US$797 million) obtained in the same period of last year. In dollars, variable costs increased only 5% from 9M01 despite the 20% growth in sales volume, mainly due to lower variable

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

input costs on average and to management's continuous cost-cutting strategies. On the other hand, fixed costs increased throughout the period as a result of the restart of Las Encinas mining complex and to the higher activity levels at the Flat Products Division. COGS per ton, in dollars, amounted to US$419, 9% less than the US$461 recorded in the first nine months of 2001. Out of the US$42/ton decrease, US$39/ton was due to lower average production input costs and to a higher cost efficiency and US$14 to a better spreading of fixed costs. The extraordinary cost reduction item amounted to US$11/ton.

OPERATING EXPENSES

Operating expenses for the third quarter of 2002 totaled Ps.295 million (US$30 million), 6% above the Ps.278 million (US$29 million) obtained in the previous quarter and also 3% higher than the Ps.285 million (US$29 million) obtained in the same period of 2001. The operating expenses-to-sales ratio in 3Q02 was 8.0%, lower than the 8.4% and the 9.3% registered in 2Q02 and in 3Q01, respectively.

For the period ended September 30, 2002, SG&A amounted to Ps.840 million (US$87 million), up 5% from the Ps.803 million (US$81 million) recorded in the same period of 2001. As in the quarterly comparison, the increase in SG&A was due to the 20% increase in shipments and the associated freight and sales expenses. Operating expenses-to-sales ratio in 9M02 was 8.6%, lower than the 8.9% obtained last year.

OPERATING CASH FLOW

EBITDA in the quarter amounted to Ps.640 million (US$64 million), increasing 28% from the Ps.500 million (US$52 million) accounted for in the previous quarter, and also 20% above the Ps.533 million (US$55 million) recorded in 3Q01. The increase in volume sold during 3Q02, complemented by lower costs per ton and higher steel prices, led to the increase versus the previous quarter. On the other hand, the increase versus the same quarter of last year was due to an increase in shipments and a reduction in cost of goods sold, as weighted average prices in 3Q02 are still below 3Q01 due to a change in mix. EBITDA margin in 3Q02 was 17.4%, rising from the 15.0% obtained in 2Q02, and from the 17.3% recorded in the same period of the previous year (11.0% without the extraordinary cost reduction item in 3Q01). It is worth noting that the EBITDA margin in this quarter is the highest in the past eight quarters.

Up to date, operating cash flow amounts to Ps.1,419 million (US$146 million), 18% above the EBITDA of Ps.1,202 million (US$121 million, out of which US$20 million were proceeds from the unwinding of the natural gas hedge) recorded as of September 2001. The EBITDA margin grew from 13.4% (11.2% without the aforementioned extraordinary cost reduction), to 14.5% in 9M02.

COMPREHENSIVE FINANCIAL RESULT

The comprehensive financial result in the third quarter of 2002 was a net loss of Ps.272 million (US$28 million), compared to the net loss of Ps.1,121 million (US$115 million) obtained during the previous quarter and the loss of

Ps.725 million (US$74 million) registered in 3Q01. Financial losses in the quarter resulted from the 2.1% depreciation of the Peso that generated foreign exchange losses that, coupled with the financial expenses for the period, led to a net financial cost.

In 9M02, Hylsamex registered a net financial cost of Ps.1,342 million, (US$138 million), compared to the financial cost of Ps.650 million (US$66 million) obtained in the same period of 2001. The difference between both periods related mainly to the peso valuation, which went from a 0.5% average appreciation in 9M01 to a depreciation of 11.2% in 9M02.

CONSOLIDATED NET EARNINGS

Consolidated net results in the third quarter of 2002 amounted to a loss of Ps.25 million (US$3 million) compared to the Ps.440 million (US$46 million) net loss recorded in the previous quarter and the Ps.440 million (US$45 million) loss obtained in the same quarter last year. The accumulated consolidated net result for the nine months ended September 30, 2002 amounted to a loss of Ps.738 million (US$78 million), compared to the net loss of Ps.690 million (US$69 million) recorded in the comparable period of 2001.

NET DEBT

Hylsamex recorded net debt of US$1,073 million as of September 30, 2002, US$219 million below the US$1,292 million posted as of June 30 this year, before the completion of Hylsa and Hylsamex's restructuring process. The table below depicts the change in debt in millions of US$.

DEBT OUTSTANDING AS OF JUNE 30, 2002	1,330
Effects of Restructuring	-279
Bank Debt Capitalization	-7
EBITDA Generation	-64
Working Capital Requirement	64
Interest Payment	55
Taxes	8
Capital Expenditures	8
Change in Cash Balance	35
Other	-4
DEBT OUTSTANDING AS OF SEPTEMBER 30, 2002	1,146
Less Cash Balance	73
NET DEBT AS OF SEPTEMBER 30, 2002	1,073

EFFECTS OF RESTRUCTURING. The net effect on Hylsamex's balance sheet after the closing of Hylsa's restructuring process amounted to a debt reduction equivalent to US$279 million mainly due to:
* A US$92 million of capitalized loans with Alfa—including interests—generated in 2001 and early 2002
* US$160 million of Hylsa's bank debt, purchased by Alfa at a discount
* US$25 million liquidity facility provided by Alfa
* Bank capitalization of US$7 million

WORKING CAPITAL. The increase in working capital this quarter was due to the

following.
* INCREASE IN THE LEVEL OF INVENTORIES. Prior to the closing of the restructuring, inventories were kept below optimal levels due to liquidity constraints. The Company replenished its inventories through the increased production activity. Likewise, a maintenance shutdown was scheduled at one of the Direct Reduction Facilities in Monterrey (3M DRI plant) in October that will last 21 days. Accordingly, the Company increased the level of raw material inventories, particularly scrap, in order to sustain production at its facilities.
* EFFECTS OF THE RESTRUCTURING AGREEMENT IN NWC. According to the restructuring agreement, management fees will be recognized as a Subordinated Debt. In quarters prior to the closing of the restructuring, this item was recognized as an account payable; however, during this quarter, the shift from payables to subordinated debt resulted in a net working capital requirement. Also, minor debts were capitalized.
* INCREASE IN ACCOUNTS RECEIVABLE. Higher accounts receivable balances follow the increase in volume sales, but there was no change to DSO.
* REDUCTION IN SUPPLIERS AND ACCOUNTS PAYABLE. Additional liquidity this quarter following the restructuring agreement and the higher cash flow generation allowed the Company to reduce this item.

INTEREST. Total interest payment this quarter of US$55 million included a single payment of US$37 million paid by Hylsa upon closing of its restructuring.

LIQUIDITY
Hylsamex ended the third quarter of 2002 with a cash balance of US$73 million compared to the US$38 million recorded as of June 2002. The increase in cash on hand at Hylsamex is observed at its subsidiary Galvak, whose cash position includes additional cash from the US$150 million new credit facilities used to refinance US$110 million of preexisting debt and to fund CAPEX requirements. The US$25 million liquidity facility provided by Alfa, as stated in Hylsa's restructuring contract, was fully drawn as of July 26, 2002, when Hylsa paid the accrued and unpaid interest on both bank debt and Bonds. As of September 30, 2000, Hylsa, S.A. de C.V., Hylsamex's largest subsidiary, used US$26 million out of the US$40 million in its 30-month revolving facility provided by the participating banks.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Information regarding Sidor or Amazonia contained in this report is based upon preliminary figures. As detailed below, Sidor and Amazonia's financial situation are subject to change as a result of the ongoing restructuring process, which could result in potentially unfavorable adjustments.

During 3Q02, Hylsamex recorded a loss of Ps.408 million (US$40 million).

The net loss for 3Q02 resulted mainly from the recognition of an impairment allowance of US$107 million based on a study of the fair value of its investment in Sidor on a discounted cash flow basis. From the total amount, Hylsamex recognized US$39 million, as per its share ownership in Amazonia. After the allowance was made by Amazonia and recognized by Hylsamex through the equity method, the US$43 million reserve created by Hylsamex during 1Q02,

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

which had the same purpose, was no longer needed. Therefore, an extraordinary item of such amount was credited to the income statement, reversing the charge made during 1Q02.

Sales volume in this quarter amounted to 906,900 tons, up 7% from the 851,500 tons sold during the previous quarter and 13% from 3Q01. Shipments to the Venezuelan market increased 13% quarter-on-quarter, but decreased 6% when compared to a year ago. The export ratio in this quarter was 71% as compared to the 73% recorded in 2Q02 and the 65% obtained in 3Q01. Cumulative sales volume totaled 2,575,700 tons, increasing 21% over the same period of year 2001. In this comparison, shipments to the domestic market decreased 21% while export shipments increased 53%. Export ratio in 9M02 amounted to 71% compared to the 56% recorded in 9M01.

Sidor's revenue in the quarter amounted to US$268 million, 23% above the US$217 million registered during the previous quarter, and also 22% higher than the US$220 million recorded in the same quarter of 2001. Weighted average price in 3Q02 amounted to US$296/ton, up 15% from 2Q02, with a relevant 21% increase in export prices. Cumulatively, Sidor's revenue increased 11%, from US$612 million in 9M01 to US$683 million in 9M02 as a result of the increase in shipments, given that the weighted average price decreased 8% in the period due to lower domestic prices, as export prices rose 6%.

EBITDA for the nine months ended September 30, 2002 amounted to US$99 million, 37% higher than the US$72 million recorded as of September 2001.

As of the date of this report, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. In addition, it has an additional exposure of US$26 million related to its share in a performance bond for certain contractual obligations under the Sidor acquisition agreement. HylsaLatin has additional exposure for US$235 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia. Hylsamex's investment in Amazonia, including convertible loans, amounts to US$51 million (Ps.517 million) at September 30, 2002.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	10,096,197
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,281,513
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	40,683
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	55,411
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(8,925)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	517,768
9 ELIMINACIONES		1	0.00	0	(758,176)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,573,052**	**11,224,521**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	516,827
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**516,827**
OTHER PERMANENT INVESTMENTS					**79,683**
TOTAL					**11,821,031**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: 3 YEAR: **2002**

HYLSAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	9,108,826	2,077,554	7,031,272	28,387,488	17,052,603	18,366,157
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**9,108,826**	**2,077,554**	**7,031,272**	**28,387,488**	**17,052,603**	**18,366,157**
NOT DEPRECIATION ASSETS						
GROUNDS	163,210	0	163,210	915,573	0	1,078,783
CONSTRUCTIONS IN PROCESS	109,649	0	109,649	13,276	0	122,925
OTHER	194,985	0	194,985	0	0	194,985
NOT DEPRECIABLE TOTAL	**467,844**	**0**	**467,844**	**928,849**	**0**	**1,396,693**
TOTAL	**9,576,670**	**2,077,554**	**7,499,116**	**29,316,337**	**17,052,603**	**19,762,850**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
ABN AMRO	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	9,372	16,087	18,681	15,568
BANAMEX	31/03/2010	6.09	0	0	0	0	56,600	149,127	178,659	919,319	0	0	0	0	0	0
BANCOMEXT	20/07/2007	4.90	0	0	0	0	38,250	492,661	76,250	63,542	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	6.06	0	0	0	0	0	0	0	0	17,409	17,409	27,116	16,661	19,349	16,124
BANK OF MONTREAL	31/03/2010	6.10	0	0	0	0	0	0	0	0	0	0	1,300	3,576	4,742	24,498
BANORTE	31/03/2010	5.92	0	0	0	0	41,120	83,492	75,668	212,506	0	0	0	0	0	0
BARKLAYS BANK	31/03/2010	6.10	0	0	0	0	0	0	0	0	0	0	5,449	14,994	21,671	110,429
BBVA MADRID	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	873	2,403	3,187	16,460
BBVA-BANCOMER	31/03/2010	6.03	0	0	0	0	52,006	121,996	158,816	635,889	0	0	0	0	0	0
BITAL	31/03/2010	6.01	0	0	0	0	25,355	57,444	72,814	273,350	0	0	0	0	0	0
CITIBANK	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	24,483	42,022	48,800	40,667
COMERICA BANK	31/03/2009	5.33	0	0	5,639	16,918	22,557	22,557	5,640	0	0	0	40,283	95,066	52,051	58,604
COMMERCE BANK	31/12/2007	5.95	0	0	0	0	0	0	0	0	0	0	3,348	5,745	16,241	46,825
CREDIT AGRICOLE INDOSUEZ	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	7,651	13,132	15,250	12,708
CREDIT SUISSE FIRST BOSTON	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	15,301	26,264	30,500	25,417
DEKABANK	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	1,025	2,791	759	0
DEUTSCHE BANK	31/03/2010	6.10	0	0	0	0	0	0	0	0	0	0	2,725	7,497	10,836	55,216
EXIM BANK	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	7,901	21,739	28,831	148,943
EXPORT DEVELOPMENT CORP.	31/03/2010	5.63	0	0	0	0	0	0	0	0	0	0	16,185	28,696	33,725	42,076
FIDEICOMISO DE FOMENTO MINER	13/11/2007	5.24	0	0	2,691	8,074	10,765	10,765	10,765	12,558	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.83	0	0	0	0	0	0	0	0	0	0	8,434	17,948	16,944	35,948
HSBC BANK	31/03/2010	6.09	0	0	0	0	0	0	0	0	0	0	5,849	14,769	16,252	82,823
HYPO-VEREINSBANK MUNICH	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	7,103	19,545	25,920	133,906
HYPO-VEREINSBANK NY	31/03/2010	6.05	0	0	0	0	0	0	0	0	0	0	15,016	36,786	27,127	132,288
INBURSA	31/03/2010	5.87	0	0	0	0	53,029	105,852	35,102	88,838	0	0	0	0	0	0
ING	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	1,025	2,791	759	0
JPMORGAN CHASE BANK	31/03/2010	6.07	0	0	0	0	0	0	0	0	0	0	31,325	72,949	54,257	276,667
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	14,668	40,360	53,525	276,517

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
LRP	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	2,050	5,582	1,519	0
SCHLESWING-HOLSTEIN	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	1,025	2,791	759	0
STANDARD CHARTERED	31/03/2009	6.10	0	0	0	0	0	0	0	0	0	0	6,758	18,594	21,899	58,446
SUMITOMO MITSUI BANKING	31/03/2009	6.10	0	0	0	0	0	0	0	0	0	0	3,615	9,947	12,605	35,116
WEST LB	31/03/2010	5.97	0	0	0	0	0	0	0	0	0	0	25,326	58,503	63,568	199,482
TOTAL BANKS			0	0	8,330	24,993	299,684	1,043,894	613,714	2,206,002	17,409	17,409	285,206	597,238	599,751	1,844,731
PRIVATE PLACEMENTS																
UNSECURED DEBT																
EUROBONO 2007	15/09/2007	9.88	0	0	0	0	0	0	0	0	0	0	0	0	0	1,413,151
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,636,859
PAGARE MEDIANO PLAZO	09/03/2007	8.75	0	0	0	0	0	0	0	706,928	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	706,928	0	0	0	0	0	3,050,010
PROVEEDORES																
OTROS PROVEEDORES	30/09/2003		1,110,388	0	295,201	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			1,110,388	0	295,201	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/09/2003		837,821	0	121,264	0	211,290	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			837,821	0	121,264	0	211,290	0	0	0	0	0	0	0	0	0
			1,948,209	0	424,795	24,993	510,974	1,043,894	613,714	2,912,930	17,409	17,409	285,206	597,238	599,751	4,894,741

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**

HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	173,686	1,765,813	0	0	1,765,813
OTHER	5,710	58,052	0	0	58,052
TOTAL	**179,396**	**1,823,865**			**1,823,865**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	217,859	2,214,907	0	0	2,214,907
INVESTMENTS	995	10,116	0	0	10,116
OTHER	59,668	606,627	0	0	606,627
TOTAL	**278,522**	**2,831,650**			**2,831,650**
NET BALANCE	**(99,126)**	**(1,007,785)**			**(1,007,785)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**171,572**	**1,744,321**	0	0	**1,744,321**
LIABILITIES POSITION	**1,174,710**	**11,942,922**			**11,942,922**
SHORT TERM LIABILITIES POSITION	47,653	484,474	0	0	484,474
LONG TERM LIABILITIES POSITION	1,127,057	11,458,448	0	0	11,458,448
NET BALANCE	**(1,003,138)**	**(10,198,601)**			**(10,198,601)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,014,272	15,172,181	(12,157,910)	0.01	112,232
FEBRUARY	2,899,973	15,092,502	(12,192,529)	0.00	(7,838)
MARCH	2,936,431	15,116,849	(12,180,418)	0.01	62,305
APRIL	3,025,997	15,158,000	(12,132,003)	0.01	66,271
MAY	3,037,125	15,465,545	(12,428,420)	0.00	25,190
JUNE	3,219,505	15,948,055	(12,728,550)	0.00	62,061
JULY	3,434,267	16,417,225	12,982,999	0.00	37,270
AUGUST	3,913,155	14,227,242	10,314,087	0.00	39,217
SEPTEMBER	4,015,616	14,378,495	10,362,880	0.01	67,379
ACTUALIZATION:	0	0	0	0.00	(33,495)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**430,592**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.15
ELECTRODOS	UCAR CARBON MEXICANA				1.00
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.85
ALEACIONES	CIA. MINERA AUTLAN				2.65
ZINC	PEÑOLES				1.88
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.17
CAL	REGIO CAL				1.11
ARRABIO					0.18
BRIQUETA					0.23

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			978	5,723,208			
NO PLANOS			691	1,994,735			
OTROS				86,511			
TOTAL				7,804,454			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			373	1,799,537			
NO PLANOS			30	72,214			
OTROS				52,126			
TOTAL				1,923,877			

NOTES

STOCK EXCHANGE COI HYLSAMX
HYLSAMEX, S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 258,077

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

[X] ARE THE FIGURES FISCALLY AUDITED?

[X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002	
FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 268,245

Number of shares Outstanding at the Date of the NFEA: (Units) — 506,340,463

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 243,756,094

☐ ARE FIGURES FISCALLY AUDITED?

☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 506,340,463

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
TOTAL			**506,340,463**	**0**	**0**	**506,340,463**	**4,975,129**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
506,340,463
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0.16
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, AT OCTOBER 23 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 23/10/200: 15:30

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 23/10/200: 15:30

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 23/10/200: 15:30

COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1368
FAX: 01 81 8748 2514
E-MAIL: leopoldo@alfa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NA
NOMBRE: NA NA NA NA
DOMICILIO: NA
COLONIA: NA
C. POSTAL: 00
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: NA
FAX: NA
E-MAIL: NA

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE: C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1224
FAX: 01 81 8331 1885
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
HYLSAMEX, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (7,396,411)
IMPUESTO DIFERIDO EN CAPITAL	90,005
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,433,493
TOTAL	$ (4,872,915)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.